

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

December 22, 2015

<u>Via E-mail</u>
Mariano Costamagna
Chief Executive Officer
Fuel Systems Solutions, Inc.
780 Third Avenue, 25th Floor
New York, New York 10017

> **Re: Fuel Systems Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 12, 2015**
> **File No. 1-32999**

Dear Mr. Costamagna:

We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>General</u>

1. You stated in your letter to us dated June 27, 2012, that you anticipated that you would have completely withdrawn from business in Syria upon the termination of a warranty period extending through 2014. Please tell us whether you in fact ended all direct and indirect contacts with Syria in 2014, as you anticipated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Brian V. Breheny, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP

       Anne Nguyen Parker
       Assistant Director
       Division of Corporation Finance